FORM 18-K/A
AMENDMENT NO. 1
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of the
UNITED MEXICAN STATES
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
757 Third Avenue, Suite 2403
New York, New York 10017
Copies to:
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2005 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Recent Developments

Exhibit 2:	Form of Sub-Authorization Certificate for 6.75% Global Notes due 2034, including form of the Notes

Exhibit 3:	Form of Supplemental Sub-Authorization Certificate for 6.75% Global Notes due 2034

Exhibit 4:	Dealer Managers Agreement, dated January 8, 2007, between the United Mexican States and the Dealer Managers

Exhibit 5:	Exchange and Information Agent Agreement, dated January 8, 2007, among the United Mexican States, the Exchange and Information Agent and the Luxembourg Exchange Agent
          This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE
EXHIBIT INDEX
EX-99.1: RECENT DEVELOPMENTS
EX-99.2: FORM OF SUB-AUTHORIZATION CERTIFICATE
EX-99.3: FORM OF SUPPLEMENTAL SUB-AUTHORIZATION CERTIFICATE
EX-99.4: DEALER MANAGERS AGREEMENT
EX-99.5: EXCHANGE AND INFORMATION AGENT AGREEMENT

SIGNATURE PAGE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 8th day of January, 2007.

By:	/s/ Gerardo Rodríguez Regordosa
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States

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EXHIBIT INDEX

Exhibit 1:	Recent Developments

Exhibit 2:	Form of Sub-Authorization Certificate for 6.75% Global Notes due 2034, including the form of the Notes

Exhibit 3:	Form of Supplemental Sub-Authorization Certificate for 6.75% Global Notes due 2034

Exhibit 4:	Dealer Managers Agreement, dated January 8, 2007, between the United Mexican States and the Dealer Managers

Exhibit 5:	Exchange and Information Agent Agreement, dated January 8, 2007, among the United Mexican States, the Exchange and Information Agent and the Luxembourg Exchange Agent

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